Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

May 3, 2024

VIA EDGAR

Mr. Kenneth Ellington
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    180 Degree Capital Corp.
Certified Shareholder Report on Form N-CSR
For the Fiscal Year ended December 31, 2023 (File No. 811-07074)
Dear Mr. Ellington:
On behalf of 180 Degree Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 23, 2024 with respect to the Company’s Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2023 (the “Annual Report”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
1.Comment: The line graph for the Company comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years (or for the life of the Company, if shorter) assumes a $1,000 initial investment at the inception of the Company. Please confirm that in future filings, such line graph will instead be presented assuming a $10,000 initial investment at the beginning of the period, as required by Instruction 4.g(2)(A) of Item 24 of Form N-2.
Response: The Company acknowledges the Staff’s comment and confirms that in future filings on Form N-CSR, it will assume a $10,000 initial investment for purposes of the line graph as required by the above-referenced instructions.
2.Comment: The Management Discussion of Fund Performance for the Company does not include a statement accompanying the graph and table stating that the graph and table included with respect to Company performance do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the redemption of Company shares. Please confirm that the Company will comply with the disclosure requirements of Instruction 4.g(2)(B) of Item 24 of Form N-2 with respect to the inclusion of such a statement in future filings.
Response: The Company acknowledges the Staff’s comment and confirms that it will include the above-referenced statement and comply with the above-referenced instruction in future filings on Form N-CSR.
Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

3.Comment: In future Annual Reports, please include disclosure regarding the Company’s current investment objective, investment policies, principal risks and any material changes thereto in a single location in the Annual Report separate from the notes to the financial statements.
Response: The Company acknowledges the Staff’s comment and confirms that it will include the above-referenced disclosures in a single location in future Annual Reports filed on Form N-CSR.

4.Comment: Please confirm whether, during the fiscal year ended December 31, 2023, there has been a material change to the Company’s investment objectives and policies or principal risk factors associated with investment in the Company, or a change in the persons who are primarily responsible for the day-to-day management of the Company’s portfolio. If so, please advise the Staff whether the Company disclosed these changes in the Annual Report in the manner required pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended (“1940 Act”).
Response: The Company confirms to the Staff that there have been no material changes to the Company’s investment objectives and policies, principal risks or portfolio management during the fiscal year ended December 31, 2023. The Company further confirms that, in the event that there are no such changes in any future fiscal year, the Company will include a statement to that effect in the Annual Report filed on Form N-CSR with respect to such future fiscal year.
5.Comment: Please ensure that all of the management information required by Item 24.4(e) and Item 18.1 of Form N-2 is included in future Annual Reports.
Response: The Company acknowledges the Staff’s comment and confirms that it will include all of the disclosure required by the above-referenced item requirements in future Annual Reports filed on Form N-CSR.
6.Comments: Please ensure that all of the information required pursuant to Item 3 and Item 4 of Form N-CSR is included in the Company’s future Annual Reports, rather than being incorporated by reference.
Response: The Company acknowledges the Staff’s comment and confirms that it will include all of the disclosure required by the above-referenced item requirements in the Company’s future Annual Reports filed on Form N-CSR, rather than incorporating such information by reference therein. The Company further advises the Staff on a supplemental basis that it believes that the information required by Item 3 of Form N-CSR was actually included in the Annual Report on page 48 thereof.
7.Comments: In future filings, please include the title of each signatory in the certifications required by Rule 30a-2(b) under the 1940 Act.
Response: The Company acknowledges the Staff’s comment and confirms that it will include the applicable title for each signatory to a certification filed as an exhibit to any future filings on Form N-CSR.
* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe
    180 Degree Capital Corp.

3